June 26, 2009

H. Kerr Taylor, President
REITPlus, Inc.
8 Greenway Plaza, Suite 1000
Houston, Texas 77046

      Re: **REITPlus, Inc,**
               Registration Statement on Form S-4
               Filed May 29, 2009
               File No. 333-159610

Dear Mr. Taylor:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please discuss in the Q&A or Summary sections of your prospectus the business of the combined company following consummation of the merger.

2. Please discuss in the Q&A or Summary sections of your prospectus the fact that no market for the combined company's common stock is expected to exist immediately after consummation of the merger.

3. We note current holders of REITPlus Common Stock will own approximately 3.3% of the outstanding capital stock of the surviving company, and current holders of AmREIT Common Stock will own approximately 96.7% of the outstanding capital stock of the surviving company.

As it appears that REITPlus shareholders will be diluted as a result of the merger transaction, please discuss dilution in the Q&A or Summary sections of your prospectus.

4. Please provide the disclosure called for by Item 9 of Form S-4.

5. Please provide the disclosure called for by Item 1(b) of Schedule 14A.

Coverpage of Registration Statement

6. Footnotes 2 and 3 to the Calculation of Fee table appear to be contradictory. Please reconcile these footnotes or explain to us why they are not contradictory.

Coverpage of Prospectus

7. Please limit the outside cover page of the Prospectus to one page. Please see Item 501(b) of Regulation S-K.

8. Please revise the cover page to state the number of shares of REITPlus Common Stock to be issued pursuant to the registration statement in connection with the merger. See Item 501(b)(2) of Regulation S-K.

REITPlus, Inc. – Notice of the Special Meeting of Shareholders, page 2

AmREIT – Notice of the Special Meeting of Shareholders, page 3

9. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention "with respect to each separate matter referred to therein as intended to be acted upon..." These rules are intended to provide a means for shareholders to communicate their views to the board of directors on each matter to be acted upon. See the September 2004 Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available at www.sec.gov). Please revise to allow both REITPlus and AmREIT security holders to separately vote on approval of the Agreement and Plan of Merger, and the transactions contemplated thereby, and the amendment and restatement of the REITPlus Charter. Please also clarify that what both REITPlus and AmREIT shareholders will be voting on is whether to accept the amended and restated charter of the surviving corporation.

Questions and Answers About the Merger and the Special Meetings, page 4

Q: Why has the merger been proposed?, page 4

10. Please provide a more detailed and complete answer to this question.

Q: Are there any conflicts of interest related to the merger?, page 4

11. Please confirm to us that there are no additional conflicts of interest, or amend the disclosure to provide a more detailed answer to this question. For example, consider whether conflict of interest disclosure is warranted regarding your CEO and CFO who are also the CEO and CFO of AmREIT.

12. Please expand your disclosure to quantify the amount of fees that REITPlus will save and that AmREIT will forgo. Please also include a brief description of the type of fees.

Q: Who is entitled to vote?, page 5

13. Please supplement your current disclosure with disclosure regarding the number of votes to which each class of securities is entitled. Please see Item 6(a) of Schedule 14A.

Summary, page 8

14. Please add detailed disclosure regarding the relationship between REITPlus and AmREIT. Such disclosure could include an organizational structure diagram of the relationship similar to the one that appears in the REITPlus annual report on Form 10-K for the year ended December 31, 2007.

15. Please provide a summary of the most important risks facing you and AmREIT and the principal risks relating to the merger.

Federal and Sate Regulatory Requirements, page 11

16. We note your disclosure that there may be necessary approvals under state securities or "blue sky" laws. Please provide a brief description of any such approvals and disclose the status of such approvals. Please see Item 3(i) of Form S-4.

The Merger Agreement, page 12

17. Please disclose any material termination fees.

18. Please disclose if receipt of the consent of AmREIT's credit facility lender and the consent of REITPlus' joint venture partner are conditions to closing of the merger. If so, please disclose if these conditions can be waived by either AmREIT or REITPlus. Please also disclose if failure to obtain such consents would result in a default or breach of the agreements underlying the credit facility lender or joint venture, as applicable.

19. We note your statement that, "The merger agreement has been included in this joint proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide you with any factual information about REITPlus or AmREIT." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Comparative per Share Data, page 15

20. Please disclose the historical and pro forma cash dividends declared per share as required by Item 3(f)(2) of Form S-4. In addition, tell us how you complied with the requirement to include equivalent pro forma per share data required by Item3(f).

Risk Factors, page 17

21. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- The values of the Class A Stock and the REITPlus Common Stock …, page 17;

- REITPlus has interests in the merger that may be different …, page 18;

- AmREIT shareholders have no rights to demand fair value …, page 18;

- REITPlus, AmREIT and/or the combined company may be subject …, page 19;

- Real estate investments are subject to varying degrees of risk …, page 19;

- The combined company may be unable to effectuate the contemplated …, page 20;

- The interest of the combined company's shareholders could be diluted, page 20;

- The combined company may have limited control over joint venture investments, page 21;

- The combined company's common stock will not have a trading market …, page 21;

- The combined company will be depending upon its key personnel, page 21;

- The combined company many not be able to obtain capital …, page 25;

- Real estate investments are relatively illiquid, page 25;

- The properties of the combined company will be subject to …, page 25;

- The combined company will have no economic interest in …, page 26;

- The combined company may invest in joint ventures, page 26;

- The properties of the combined company may be subject to …, page 27; and

- AmREIT depends upon its anchor tenants to attract shoppers, page 27.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

The combined company may have limited control over joint venture investments, page 21

22. Please explain in greater detail why the combined company may have limited control over joint venture investments. In addition, please also explain why the venture partner might take action contrary to the combined company's instructions, requests, policies or objectives.

Risks Associated with an Investment in Real Estate, page 25

23. Please provide a risk factor that addresses the current economic downturn and its impact on vacancy rates in commercial and retail properties. Specifically discuss the risks to the business associated with high vacancy rates.

The Merger, page 29

24. Please update your disclosure to describe the role that AmREIT's strategic plan "Vision 2010" played as part of the historical context and background for the merger between REITPlus and AmREIT.

Background of the Actions, page 29

Historical Context, page 29

25. Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations. We may have additional comments.

26. We note that various presentations were made by outside parties. Please provide the disclosure regarding these presentations called for by Item 4(b) of Form S-4 and furnish copies of such presentations as exhibits to the Form S-4 as called for by Item 21(c) of Form S-4.

27. We note that AmREIT recently changed its state of domicile from Texas to Maryland. Please provide additional disclosure regarding why AmREIT took this action.

Background of the Merger, page 29

28. We note your disclosure regarding the choice of financial advisers to provide a fairness opinion. Please provide additional details regarding the qualifications of KeyBanc with respect to its experience with REITs and in REIT merger and acquisition transactions. Please also describe any material relationship that existed during the past two years between REITPlus, AmREIT and KeyBanc. Please see Item 4(b) of Form S-4 and Item 1015(b)(2) and (b)(4) of Regulation M-A.

29. Your descriptions of some of the board meetings appear vague. In particular we note your description of the board meetings that occurred on January 7, 2009. You should describe in greater detail the nature and substance of the deliberations conducted by both companies' boards at their meetings. What conclusions did the board reach at these meetings? The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

30. Please disclose whether the AmREIT and REITPlus boards also considered the potential adverse effects of this transaction in its relevant respective meetings. If so, please disclose the nature of those discussions. If not, please disclose why not.

31. We note your disclosure that the AmREIT Board authorized AmREIT to engage KeyBanc to act as its "financial adviser" in evaluating a proposed merger transaction with REITPlus. In the text of the fairness opinion delivered by KeyBanc that is included as Exhibit 99.3 to this registration statement, however, KeyBanc states that it did not act as financial advisor to the AmREIT in connection with the transaction. Please explain this inconsistency to us or revise your disclosure.

32. Please describe the method of selection of KeyBanc as financial advisor. See Item 1015(b)(3) of Regulation M-A.

33. We note your disclosure that in approving the merger agreement and the transactions contemplated thereby, including the merger, both the AmREIT Board and the REITPlus Board considered the interests of "certain persons" in the merger. Please discuss what specific interests were considered, who these certain persons are and why such persons' interests were considered.

Proposal Number 1: The Merger, page 35

Parties to the Merger, page 35

34. You disclose that AmREIT owns 100,000 OP units which will be acquired by REITPlus upon consummation of the merger. Please provide additional disclosure regarding this aspect of the merger.

Reasons for and Consequences of the Merger, page 37

35. Please disclose how AmREIT's strategic plan "Vision 2010" was a part of the reasons for this merger. Additionally, please provide additional disclosure regarding the following factors that the two boards considered in deciding to approve the merger:

- Additional liquidity;

- Ability to attract additional equity; and

- Future investment opportunities.

For example, please provide examples of the future investment opportunities that will be provided by the economies of scale created by the merger.

36. Please expand your disclosure to describe the potentially negative factors considered.

37. Please clarify that you have discussed all the material factors considered by the boards.

Opinion of AmREIT's Financial Advisor, page 38

38. Please tell us why you have not included a copy of the fairness opinion in the joint proxy statement to be sent to security holders.

39. Please disclose if KeyBanc will receive any compensation contingent upon completion of the transaction.

40. We note your disclosure on page 39 that KeyBanc does not have any obligation to "update, revise or reaffirm its opinion." The opinion was delivered on May 20, 2009. Please disclose whether any material changes in AmREIT's operations, performance or in any of the projections or assumptions upon which KeyBanc based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Comparable Public Company Analysis, page 39

41. Please disclose why KeyBanc chose these eight publicly traded retail REIT companies. In other words, what made these eight companies, all of which are publicly traded unlike AmREIT, "comparable companies?"

42. Please disclose in plain English the meaning of the terms "total enterprise value" and "capitalization rate" and how you calculated such amounts.

43. Please revise your disclosure to provide additional disclosure about the underlying data used to calculate range of Cap Rates for AmREIT. For example, please disclose the Cap Rates you calculated for each comparable company and how you arrived at the range and mean Cap Rates for AmREIT.

44. Please disclose how you determined the estimated range of price per share for AmREIT and any underlying relevant data.

Discounted Cash Flow Analysis, page 39

45. We note that KeyBanc analyzed various financial projections prepared by AmREIT management for the fiscal years 2009 through 2013 and performed a discounted cash flow analysis based on these projections. Please disclose a description of the financial projections provided to, and relied on by, KeyBanc.

46. Please disclose how KeyBanc chose the WACC range, Cap Rate exit multiples, exit multiples and EBITDA multiples that it used in performing its discounted cash flow analysis.

Net Asset Value Analysis, page 40

47. We note that KeyBanc relied upon individual property appraisals completed by CBRE and Valuation Associates. Please disclose a description of the individual property appraisals provided to, and relied on by, KeyBanc.

48. We note that the NAV per share of AmREIT Common Stock was determined by KeyBanc to be in a range of $10.83 to $11.87. Please expand the disclosure to explain how this range impacted KeyBanc's fairness opinion as it relates to the conclusion that the valuation of AmREIT Common Stock used by management in determining the merger consideration was $9.50 per share.

Information About REITPlus, page 45

49. Please provide the disclosure called for by Item 12, Item 13, Item 14(b), (c), (d), (e) and Item 15 of Form S-11.

50. Please provide the disclosure called for by Item 14(d) and (j) of Form S-4.

51. Please add a cross-reference to the information contained in Annex B as you do in the section "Information About AmREIT" for Annex C.

Information About AmREIT, page 50

52. Please provide the disclosure called for by Item 13, Item 14(b), (c), (d), and the renewal option disclosure of Item 15(d) of Form S-11.

United States Federal Income Tax Considerations, page 60

REIT Qualification of REITPlus and AmREIT, page 62

53. Prior to effectiveness, please update the reference to the tax opinion(s) in the prospectus to state that you have received such tax opinion(s).

Information on Executive Officers and Directors of the Surviving Company, page 80

54. Please provide the disclosure called for by Item 18(a)(7)(ii) of Form S-4 regarding Compensation Committee Interlocks and Insider Participation.

55. Please provide the disclosure called for by Item 18(a)(7)(iii) of Form S-4 regarding transactions with related persons, promoters and certain control persons.

Peer Groups for Executive Compensation Purposes, page 83

56. We note that the compensation committee used the 2008 NAREIT Compensation and Benefits Survey and the 2008 Real Estate Executive Compensation Review to assist it in considering compensation for executive officers. Please provide a more detailed explanation in your disclosure regarding what information this survey provided and how the compensation committee used this information. For example, what "relevant market data" was provided by this survey and how was this information used in making compensation decisions for AmREIT's executive officers.

Total Compensation, page 84

57. You disclose that in order to remain competitive, the target levels for total annual compensation of AmREIT's executive officers are set to the average of the refined peer group. Your earlier disclosure, however, notes that AmREIT discounted its compensation metrics to more appropriately compare itself with the refined peer group. Additionally, the disclosure regarding base salaries indicates that the compensation committee considers the market levels of similar positions at the peer group companies, not the refined peer group or the discounted version of the refined peer group. These disclosures appear to be inconsistent. Please clarify your disclosures to deal with these apparent inconsistencies.

Annual Non-Equity Compensation, page 84

58. We note your general disclosure of 2008 goals which include increasing FFO and growing your Irreplaceable Corner portfolio. Please either specifically disclose the goals, such as to increase FFO by a certain percentage in 2008, or demonstrate to us that disclosure of particular goals could cause you competitive harm. Please see Regulation S-K, Item 402(b) and Instruction 4 thereto. Also, in addition to the 2008 goals, please disclose the 2008 actual results.

59. Please explain what the far right column entitled "Company Portion of Non-Equity Compensation" means.

60. Please disclose with specificity how the achievement of company-wide and individual performance goals translated into the CEO and CFO each receiving 20% of their potential bonuses. Please also disclose the company and individual goals for each of the CEO and CFO.

Long-Term Incentive Compensation, page 84

61. You state that when determining the amount of long-term equity incentive awards to be granted to AmREIT's executive officers, the compensation committee considered AmREIT's business performance, the responsibilities and performance of the executive, value created for AmREIT's shareholders, strategic accomplishment and direction of AmREIT and other market factors. Please disclose how AmREIT defines the concepts of "business performance," "value created for AmREIT's shareholders" and "strategic accomplishment and direction."

62. You disclose that the aggregate value of the long-term incentive compensation granted is based on goals set by the compensation committee and include an assessment of FFO, FFO growth, strategic initiatives and overall shareholder value and performance. Please quantify each of

these goals and disclose the importance of each in establishing long-term incentive compensation.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

63. Tell us and consider disclosing the REIT structure subsequent to the merger. We note that REITPlus and AmREIT currently conduct substantially all of the operations through their operating partnerships. Advise us if subsequent to the merger, there will be one operating partnership and the terms of the underlying units held at the operating partnership level and any redemption obligations that would be settled in shares of stock of the post-merger entity.

Pro Forma Condensed Balance Sheet, page A-3

64. We note that the AmREIT common share descriptions do not appear to be consistent with the presentation in the Form 10-Q for the three months ended March 31, 2009. Please advise and amend your presentation to reflect the information as of March 31, 2009.

Footnote (2), pages A-4 and A-5

65. We note that the purchase price was computed using the fair value of AmREIT common stock as determined by an independent appraisal of AmREIT and REITPlus's net assets. Please tell us and clarify if the Total Value to be Exchanged of $159.6 million in your tabular presentation represents the purchase price of the transaction. If not, please revise your filing to disclose the purchase price.

66. Further to our previous comment, please provide a more specific description of how you determined the amount of the purchase price based on the two appraisals. Include expanded disclosure addressing the method of how you determined the fair value of the equity interests transferred in the exchange and assumptions used. In this regard, please highlight the baseline assumptions and valuation methodologies used in determining the $9.50 value of a Class A share and then go on to separately address how the exchange ratios were established in determining value exchanged for the Classes C and D stock.

67. Please clarify how the total purchase price was allocated to the fair value of the tangible and intangible net assets acquired in your tabular presentation on page A-5.

68. We note the tabular presentation on page A-5 of your preliminary estimate of assets to be acquired and liabilities to be assumed. To the extent that this table reflects your current estimated fair value of the assets and liabilities, tell us how the values are included in your pro forma balance sheet.   In general, consider providing more detailed explanations for your pro forma adjustments, specifically those related to Investment in merchant development funds and other affiliates. We further note your disclosure on page A-2 stating that excess unallocated purchase consideration has been reflected as goodwill on the balance sheet. Tell us where this amount is presented.

69. We note in your pro forma balance sheet that you included a $900,000 adjustment for expenses associated with the transaction as a reduction to cash and a reduction to stockholders' equity. Yet it appears that you did not reflect the $900,000 expense on your pro forma Statements of Operations. Please tell us how your presentation complies with the requirements of paragraph 59 of SFAS 141R.

Pro Forma Condensed Statement of Operations

70. We note that the $2.5 million in distributions paid to Class C and D shareholders are reflected in your pro forma consolidated net loss available to Class A shareholders. Please describe the basis for your presentation given that the Class C and D common shares will convert into Class A shares immediately prior to the transaction.

71. Please provide a footnote reconciling your weighted average shares outstanding pre and post-merger.

72. Tell us and disclose what will happen to the advisory agreement as discussed in Note 5 to the REITPlus audited financial statements, subsequent to the merger. In addition, clarify if a portion of the cost of the transaction represents consideration for the termination or settlement of prior agreements.

Part II. Information Not Required in Joint Proxy Statement/Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-1

73. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

74. Please provide consents for each of CBRE and Valuation Associates pursuant to Rule 436 or provide us an analysis as to why those consents are not required.

Item 22. Undertakings, page II-3

75. Please provide the undertaking required by Item 22(c) of Form S-4.

Signatures

76. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-4. If your CFO also serves as the controller or principal accounting officer, your CFO's signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-4.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jaime John at (202) 551-3446 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: John A. Good, Esq.
        Laura R. Brothers, Esq.